SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Notice of Financial Accident

On April 28, 2022, our subsidiary Woori Bank posted the following notice about a financial accident on its website, pursuant to Article 34-3(3) of the Banking Act, Article 20-3(5) of the Enforcement Decree of the Banking Act, Articles 18-5(2) and 31(3) of the Detailed Regulations on Supervision of Banking Business and Article 41(3) of the Regulations on Supervision of Banking Business.

1. Substance of Financial Accident	Embezzlement

2. Amount of Financial Accident (in thousands of KRW)	61,452,146 (Tentative)

3. Expected Amount of Loss	Undetermined

4. Date Financial Accident Occurred	October 12, 2012 / September 25, 2015 / June 11, 2018

5. How Financial Accident was Discovered	Discovered while preparing to return deposit amounts

6. Measures Taken (or Planned)	Reported the embezzler and took actions to seize the embezzler’s properties, among others

7. Other Information	-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc. (Registrant)

Date: May 2, 2022	By: /s/ Sang-Wook Chun
(Signature)
Name: Sang-Wook Chun
Title: President